Bionomics Limited

19 February 2004

SEC MAIL PROCESSING
RECEIVED
MAR 08 2004
WASH. D.C. 155 SECTION

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

04010384

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

Per.. Jill Mashado
Company Secretary

dlw 3/9

82-34682

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

19 February 2004

BIONOMICS LIMITED

TRADING HALT

The securities of BIONOMICS LIMITED (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Monday, 23 February 2004 or when the announcement is released to the market.

Security Code: BNO

Justin Nelson
Senior Companies Advisor

Bionomics Limited

ABN 53 075 582 740

ASX REQUEST FOR TRADING HALT
19 February 2004

REQUEST FOR TRADING HALT

Bionomics Limited (ASX:BNO, US OTC:BMICY) requests the ASX impose a Trading Halt on its shares pending an announcement in relation to the Company. Bionomics will make an announcement in relation to this matter prior to the re-instatement of trading in its shares. This is anticipated to be the opening of trading on Monday 23 February 2004.

Bionomics is not aware of any reason why the trading halt should not be granted.

Dr Deborah Rathjen
CEO & MANAGING DIRECTOR

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

MRS JILL MASHADO
COMPANY SECERATARY
BIONOMICS LIMITED
Ph: +61 8 8354 6106

Bionomics Limited

17 February 2004

SEC MAIL PROCESSING RECEIVED MAR 08 2004 WASH. D.C. 155 SECTION

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

Bionomics Limited

ABN 53 075 582 740

BIONOMICS LIMITED
ASX Half – year information – 31 December 2003

Lodged with the ASX under Listing Rule 4.2A

Contents

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
17 FEBRUARY 2004

BIONOMICS PROGRESSES EPILEPSY AND ONCOLOGY PROGRAMS AND STEPS FORWARD INTO DRUG DISCOVERY PROGRAM AIDED BY START GRANT AND NIH FUNDING

Bionomics Limited (ASX:BNO, US OTC:BMICY) today announced its December 2003 Half Year financial results highlighting continued progress in its research programs.

In releasing the Bionomics' results for the Half Year ending 31 December 2003, Bionomics' CEO and Managing Director, Dr Deborah Rathjen, said the Company had made good progress in the last 6 months in its epilepsy drug discovery program. In parallel, the business is continuing to work on diagnostic opportunities. Dr Rathjen said, "The first of our diagnostic partnerships with Nanogen Inc., is progressing towards several milestones in the commercialisation of the first genetic diagnostic test for a form of epilepsy known as Severe Myoclonic Epilepsy of Infancy ("SMEI"). This is a form of epilepsy for which a gene-based approach offers great benefits in terms of diagnosis, prognosis and treatment strategy."

Dr Rathjen highlighted the following achievements made during the 6 months to December 2003, all of which move the business closer to commercialisation of its R&D programs:

- Development of its second animal model of inherited human epilepsy. This model, which displays symptoms of absence epilepsy, incorporates a genetic change identified in human patients. Importantly this model demonstrates the same EEG patterns as humans with absence epilepsy. This new animal model adds another dimension to Bionomics' drug discovery capabilities.
- Extension of Bionomics' proprietary ionX® platform to encompass the discovery of drugs to treat anxiety. Anxiety disorders are the most common psychiatric illnesses affecting both children and adults. An estimated 2 million Australians suffer from an anxiety disorder whilst an estimated 19 million adult Americans suffer from anxiety disorders.
- Further strengthening of Bionomics' diagnostic intellectual property through progression and filing of patent applications in epilepsy and breast cancer. At the end of December Bionomics had 46 patents and patent applications covering over 500 genes. This intellectual property provides a solid base for Bionomics' drug discovery and diagnostic product opportunities.
- Initiation of the epilepsy drug discovery program funded in part by an R&D Start Grant of $2.87 million over 2 years.
- Expansion of its research and clinical network in the US through the establishment of a collaboration with The Brigham and Women's Hospital, Inc. a teaching hospital of Harvard Medical School and NIH funding for the Company's collaborators at the Howard Florey Institute to support further research on Bionomics' animal models of epilepsy.

Mr Lee Craker, Bionomics CFO said, "Bionomics has continued to ensure it is operating with a solid funding position. At 31 December 2003, Bionomics had $4.957 million in cash. During the last 6 months the business has been able to tightly manage its cash spend and continue to achieve its research and commercial objectives."

"Bionomics' research programs in epilepsy and breast cancer are both underpinned by Federal Government R&D Start grants, whilst the epilepsy program has also recently been boosted by its collaborative research partner, The Howard Florey Institute, gaining access to US NIH grant funding", Mr Craker added.

"Bionomics strategy for increasing shareholder value is through the progression and commercialisation of its genomics discoveries and platforms to deliver innovative approaches for the diagnosis and treatment of serious medical conditions such as epilepsy and cancer. This strategy includes the potential partnering and out-licensing of its technologies to pharmaceutical and biotechnology companies with proven commercial expertise in these fields to bring products to the market. Bionomics has continued to identify commercialisation opportunities with modest commercialisation revenues recognised during this period," said Mr Craker.

Key Points – Finance

- The operating loss of the Company after income tax for the half year ended December 2003 was $1.835 million (Loss of $2.465 million for 6 months to December 2002).
- R&D expenditure for the half year was $1.437 million ($2.108 million for 6 months to December 2002).
- Reduction in net operating and capital expenditure cash outflows by 41% to $1.114 million ($1.904 million for 6 months to December 2002).
- Cash on hand at December 2003 of $4.957 million ($6.071 million at June 2003).

Key Points – Corporate

- Initial receipt of the first tranche of R&D Start grant funding in July 2003 for the Company's epilepsy drug discovery program. The R&D Start grant will provide $2.87 million over 2 years towards epilepsy drug discovery.
- Establishment in July 2003 of an Equity Line Finance arrangement with the Bank of New York Capital Markets Inc. Bionomics has to date not accessed this facility.

Key Points – Research & Development

- Development of its second animal model of inherited epilepsy representing absence epilepsy. Because this animal model demonstrates for the first time the same EEG patterns as humans with absence epilepsy we will be able to test the effect of drugs and drug candidates by looking at the same clinical measures in animals that are observed in humans. This should lead to improved ability to identify drugs that are more likely to be effective in treating patients with absence epilepsy.
- Building of drug discovery capabilities to address unmet needs in the treatment of epilepsy and anxiety. Bionomics' strategy aims to discover new treatments with improved properties, in particular, compounds which are potentially non-sedating and non-addictive.
- Establishment of a collaboration with The Brigham and Women's Hospital in Boston to discover epilepsy related genes.
- NIH funding to the Howard Florey Institute to expand research in Bionomics' epilepsy mouse models.
- Development and patent filings associated with a new method of determining likely prognosis for breast cancer incorporating Bionomics gene, BNO64.

- Continued progression of Bionomics' patent portfolio. As at the end of December 2003, Bionomics had 46 patents and patent applications covering over 500 genes, animal models, drug screening platforms and diagnostic methods.

Outlook

In commenting on the outlook for Bionomics, Dr Rathjen said, "Results from the last 6 months have seen Bionomics progress its research programs in line with its strategy. Operationally, Bionomics is in a good position to focus on its epilepsy drug discovery program which is being fast-tracked whilst continuing to commercialise some of its diagnostic opportunities during 2004. In the coming period we look forward to the completion of a large clinical study in patients with SMEI, a severe form of epilepsy. This form of epilepsy affects children who present with febrile seizures and is difficult to diagnose using current methods. Between 15% and 20% of patients affected by SMEI may die as a result of their seizures which are exacerbated by some of the current anti-epileptic medications. The aim of Bionomics current clinical study is to confirm the genetic basis of SMEI and to provide data for the marketing of a gene based SMEI diagnostic test. In our epilepsy drug discovery program we will be establishing important collaborations to access compound libraries and chemistry capabilities in order to rapidly progress hits identified in our screening program to lead compounds. This progress will considerably enhance the value of our epilepsy program and the prospects for commercialisation following pre-clinical proof of concept of lead compounds."

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The Company has an American Depository Receipts (ADRs) program sponsored by The Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in breast cancer, epilepsy and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development.

Bionomics leverages its gene discoveries in epilepsy with the Bionomics-developed ionX® discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders.

Angene™, Bionomics' angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and characterise novel angiogenesis targets, utilising Bionomics' novel models of angiogenesis. Bionomics is continuing to develop the Angene™ platform and leveraging its unique attributes for the discovery of novel and more effective drugs for the treatment of cancer and inflammatory diseases.

About Epilepsy

Epilepsy is second only to stroke as the most common neurological condition, affecting up to 3% of the population. A significant genetic contribution to the disease has been recognized. The global market for anti-epileptic drugs was estimated to be worth more than US$6 billion in 2003. Epilepsy affects over 7 million people in the seven major pharmaceutical markets. This market is poorly met by current treatments, with around 30% of epilepsy patients unable

to obtain adequate seizure control. Epilepsy represents a disease area of high unmet medical need.

About Anxiety

Anxiety affects 9.7% of Australians (approximately 2 million people), and affects Australian women at a higher rate than Australian men. In the United States, which represents a large market for anxiolytic drugs, anxiety affects 19 million people. In both Australia and the United States, anxiety represents the most common mental illness in the population. The global market for drugs that treat anxiety was estimated at US$14.5 billion in 2003.

For more information about Bionomics, visit www.bionomics.com.au

---

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

MR LEE CRAKER
CHIEF FINANCIAL OFFICER
BIONOMICS LIMITED
Ph: +61 8 8354 6105

Results for Announcement to the Market

				$
Cash position as at 31 December 2003 from June 2003	reduced by	18.3%	to	4,956,799
Net operating and investing cash outflows for the period	reduced by	41.5%	to	1,113,687
Revenue from ordinary activities	reduced by	5.6%	to	863,745
Profit/(loss) from ordinary activities after tax attributable to members	Loss decreased by	25.6%	to	(1,834,837)
Net profit/(loss) for the period attributable to members	Loss decreased by	25.6%	to	(1,834,837)

Explanation of Cash Position as at 31 December 2003
Closing cash position reflects stable funding position to continue core R & D and commercialisation strategies.

Explanation of Net Operating Cash Outflows and Capital Expenditure
Reflects tight expenditure control and the completion of some R & D related expenditure.

Explanation of Revenue
Revenue consists predominately of: Federal Government Grants, Commercialisation income, Rent and Interest income.

Explanation of Net Profit/(loss)
The loss recorded was in line with Directors and Management expectations.

Dividends/Distributions
Bionomics Limited does not propose to pay any dividends for the half-year ended 31 December 2003.

BIONOMICS LIMITED
Half – year report – 31 December 2003

Contents

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2003 and any public announcements made by Bionomics Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

Your directors present their report on the financial statements of Bionomics Limited ("Bionomics") for the half – year ended 31 December 2003.

DIRECTORS

The following persons were directors of Bionomics during the whole of the half – year and up to the date of this report:

Mr Fraser Ainsworth AM, Chairman
Dr Deborah Rathjen, Chief Executive Officer and Managing Director
Dr Christopher Henney, Non-Executive Director
Mr Peter Maddern, Non-Executive Director
Dr George Morstyn, Non-Executive Director

REVIEW OF OPERATIONS

Financial

In the half – year ended 31 December 2003 the Company incurred an operating loss of $1,834,837 in line with expectations. Cash inflows for the half – year were $1,163,063 and cash outflows were $2,276,750, resulting in a decrease of cash assets over the period of $1,113,687. Our cash position at 31 December 2003 was $4,956,799 compared with $6,070,486 at 30 June 2003.

Research & Development

The second half of calendar year 2003 was a period of further achievement by the Company with significant milestones, as described below, reached in Research and Development (R&D) within the Company's programs. These achievements enabled the progression of Bionomics' patent portfolio and as at the end of December Bionomics had 46 patents and patent applications covering over 500 genes – providing a solid foundation on which to base Bionomics' drug discovery and diagnostic product opportunities in the therapeutic areas of central nervous system (CNS) disorders and cancer.

CNS Research

Bionomics leverages its gene discoveries in epilepsy through the Bionomics-developed ionX® discovery platform, a proprietary platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders. Epilepsy affects over 7 million people in the seven major pharmaceutical markets, with around 2 million patients inadequately treated. The global market for epilepsy drugs was estimated to be valued at US$6 billion in 2003, however, approximately 30% of epilepsy patients are unable to obtain adequate control of their seizures with existing drugs. Epilepsy is a serious medical condition which requires not only new treatments but also new approaches to diagnosis. Bionomics is seeking to fill these market needs through its understanding of the genetic causes of epilepsy.

Drug Discovery

During the July to December 2003 period the Company received the first tranche of R&D Start grant funding for its epilepsy drug discovery program. The R&D Start grant will provide $2.87 million over 2 years towards this program. Our epilepsy drug discovery strategy is based on knowledge of the role of specific gene mutations in brain GABA receptor subunits associated with epileptic seizures. We will be using proprietary cell lines expressing these changed GABA receptor subunits for compound screening and will use our proprietary animal models of epilepsy to assist the selection of future drug candidates.

Bionomics announced in December 2003 the development of a further animal model of epilepsy. This second animal model within the ionX® platform is the first animal model of absence epilepsy to incorporate a genetic change identified in human patients, and to demonstrate the same EEG brain patterns as human patients. In humans absence epilepsy manifests as a lack of activity such as staring spells. Using this animal model we will be able to test, for the first time, the effect of drugs and drug candidates by looking at the impact on the same clinical measures in animals that are observed in humans. This should lead to improved ability to identify drugs that are more likely to be effective in treating patients with absence epilepsy. This new animal model adds another dimension to Bionomics' drug discovery capabilities. As announced in November 2003 our research on both the absence model and the model of tonic-clonic seizures provoked by sound is supported by funding from the US National Institutes of Health (NIH) to our collaborators at the Howard Florey Institute.

Bionomics has also expanded its network of academic collaborations. In particular, in December 2003, Bionomics established a collaboration with The Brigham and Women's Hospital, Inc., to identify new epilepsy genes. Located in Boston, The Brigham and Women's Hospital is a teaching hospital of the Harvard Medical School and a world leader in patient care, medical education and research.

Diagnostic Product Development

In parallel with increasing emphasis on GABA receptor focussed drug discovery, Bionomics has continued to progress the development of diagnostic tests for epilepsy with the first test under development being a test for Severe Myoclonic Epilepsy of Infancy (SMEI). This form of epilepsy affects children who first present with febrile seizures and is difficult to accurately diagnose using current methods. Between 15% and 20% of patients affected by SMEI may die as a result of their seizures. In addition, their seizures may be exacerbated by certain of the current anti-epileptic medications.

Bionomics is conducting a large clinical study in patients with SMEI which will be completed prior to 30 June 2004. The aim of this study is to confirm the genetic basis of SMEI and to provide data for the marketing of a gene based SMEI diagnostic test. In addition to its current diagnostic partnership with Nanogen Inc., Bionomics will seek additional partnerships to ensure maximum commercial return.

Our work on a diagnostic test for SMEI has been supplemented by additional intellectual property relating to the diagnosis of other forms of childhood epilepsy which are not life threatening. In October 2003 Bionomics announced the expansion of its epilepsy diagnostic patent portfolio with a new diagnostic method covering discoveries made in a clinical study, conducted in various sites in Australia and Europe, involving patients with a form of epilepsy confined to early childhood. The clinical study established a clear link between variations in a specified gene and a benign form of childhood epilepsy. The patients involved in the study typically experience seizures in the first few months of their life, but have a good prognosis for being free from epilepsy symptoms later in life. Bionomics' continuing research into

epilepsy genetics is building on the value of our earlier gene discoveries with a clear product focus designed to meet a significant medical need.

Cancer Research

Angene™ Platform

Angene™, Bionomics' angiogenesis (cancer blood vessel growth) target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel anti-cancer targets.

Bionomics' Angene™ platform has identified 163 new genes associated with angiogenesis. In line with our objectives for the 2003/2004 financial year we are progressing the validation of 20 selected genes. The genes currently under investigation may represent high value drug targets for both antibody and small molecule drugs. In particular our work on BNO69 continues to make strong progress through the validation process. Our goal through these studies is to establish Angene™, incorporating our ongoing development of mouse models of angiogenesis, as a high value platform for gene identification, drug target validation and drug discovery.

Breast Cancer Project

Bionomics breast cancer program is supported by an R&D Start grant and like some aspects of the epilepsy project, Bionomics has identified diagnostic opportunities from its gene research in breast cancer. In October 2003 Bionomics announced that it had filed a provisional patent application for a new method of determining the prognosis of early stage breast cancer, incorporating the breast cancer gene BNO64.

BNO64 is one of the candidate breast cancer tumour suppressor genes identified by Bionomics. Tumour suppressor genes ordinarily function by preventing tumours from developing. Bionomics has previously identified very low levels of BNO64 expression in cases of early stage breast cancer. Bionomics has built on this knowledge by developing a method to detect the process causing the low levels of BNO64 expression, and using the results could provide a prognosis of the further development of breast cancer.

Breast cancer is the third most common cancer in the world. Breast cancer accounts for 34% of all new cancer diagnoses in women worldwide. Approximately 400,000 women are diagnosed with breast cancer each year in the United States and in Europe. Despite existing diagnostic methods, there is a strong medical need for molecular diagnostic tests for early stage breast cancer and breast cancer susceptibility.

Our R&D objectives in the breast cancer project in 2003/2004 include development of a cell-based assay platform and the identification and characterisation of novel cancer causing genes (oncogenes). We are pleased to report that the cell-based assay platform has been established and that screening for novel oncogenes is in progress.

We look forward to continuing the development of our science and our Company during the forthcoming half-year period and beyond.

This report is made in accordance with a resolution of the directors.

Dated at Adelaide this 17th day of February 2004.

Director

Director

BIONOMICS LIMITED
Statement of financial performance
For the half – year ended 31 December 2003

	Note	2003 $	2002 $
Total revenue from ordinary activities		863,745	914,611
Borrowing costs		148,918	154,542
Depreciation and amortisation expenses		262,912	356,897
Employee and director benefits expenses		407,606	328,365
Legal expenses		104,684	11,577
Research and development expenses		1,436,734	2,108,250
Shareholder and investor communications expenses		43,632	125,449
Travel expenses		64,758	103,085
Other expenses from ordinary activities		229,338	191,302
Loss from ordinary activities before income tax expense		(1,834,837)	(2,464,856)
Income tax expense		0	0
Loss from ordinary activities after income tax expense		(1,834,837)	(2,464,856)
Total changes in equity other than those resulting from transactions with owners as owners		(1,834,837)	(2,464,856)
		Cents	**Cents**
Basic earnings per share	5	(4.2)	(6.3)

BIONOMICS LIMITED
Statement of financial position
As at 31 December 2003

	31 December 2003 $	30 June 2003 $
CURRENT ASSETS		
Cash assets	4,956,799	6,070,486
Receivables	107,275	27,470
Other	69,827	105,297
TOTAL CURRENT ASSETS	5,133,901	6,203,253
NON-CURRENT ASSETS		
Property, plant and equipment	6,149,288	6,310,723
Intangible assets	35,444	56,711
TOTAL NON-CURRENT ASSETS	6,184,732	6,367,434
TOTAL ASSETS	11,318,633	12,570,687
CURRENT LIABILITIES		
Payables	671,553	350,149
Interest bearing liabilities	508,400	508,400
Provisions	108,125	95,324
Other	478,035	276,124
TOTAL CURRENT LIABILITIES	1,766,113	1,229,997
NON-CURRENT LIABILITIES		
Interest bearing liabilities	4,575,600	4,575,600
Payables	50,000	50,000
TOTAL NON-CURRENT LIABILITIES	4,625,600	4,625,600
TOTAL LIABILITIES	6,391,713	5,855,597
NET ASSETS	4,926,920	6,715,090
SHAREHOLDERS' EQUITY		
Contributed equity	20,411,592	20,364,925
Accumulated losses	(15,484,672)	(13,649,835)
TOTAL SHAREHOLDERS' EQUITY	4,926,920	6,715,090

BIONOMICS LIMITED
Statement of cash flows
For the half – year ended 31 December 2003

	2003 $ Inflows (Outflows)	2002 $ Inflows (Outflows)
Cash flows from operating activities		
Grants received	781,777	419,153
Rent received	68,610	76,372
Receipts from customers	0	80,208
Goods and Services Tax collected from customers	96,520	54,916
Payments to suppliers and employees	(2,019,135)	(2,550,849)
Goods and Services Tax paid to suppliers	(77,869)	(130,390)
Goods and Services Tax received/(paid) to ATO	(1,119)	116,385
	(1,151,216)	(1,934,205)
Interest received	129,156	217,393
Borrowing costs	(148,918)	(154,542)
Net cash (outflow) from operating activities	(1,170,978)	(1,871,354)
Cash flows from investing activities		
Proceeds from sale of plant and equipment	87,000	0
Payments for purchases of property, plant and equipment	(29,709)	(32,796)
Net cash inflow/(outflow) from investing activities	57,291	(32,796)
Net cash inflow from financing activities	0	0
Net (decrease) in cash held	(1,113,687)	(1,904,150)
Cash at the beginning of the reporting period	6,070,486	8,624,119
Cash at the end of the reporting period	4,956,799	6,719,969

NOTE 1: Basis of preparation of half-year financial report

This general purpose financial report for the interim half-year reporting period ended 31 December 2003 has been prepared in accordance with Accounting Standard AASB 1029 *Interim Financial Reporting*, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the *Corporations Act 2001*.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2003 and any public announcements made by Bionomics Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

NOTE 2: Segment information

Bionomics Limited, which operates solely in Australia, conducts genomics-based research focused on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications for epilepsy, breast cancer and angiogenesis.

NOTE 3: Equity securities issued

	2003 $	2002 $
Movements in ordinary share capital		
Balance a the beginning of the reporting period	20,364,925	19,097,738
Shares issued	46,667	*46,667
137,256 shares issued to directors in lieu of fees		
Balance at the end of the reporting period	20,411,592	19,144,405

On 11 November 2002 the Company issued and allotted 72,917 ordinary shares at $0.64 per share to directors in lieu of fees.

NOTE 4: Events occurring after reporting date

Nil

NOTE 5: Earnings per share

	2003 Cents	2002 Cents
Basic earnings per share	(4.2)	(6.3)
Alternative earnings per share	(3.2)	(4.8)

The alternative earnings per share amounts have been calculated to demonstrate the impact on basic earnings per share should all options on issue at 31 December 2003 be converted to ordinary shares.

The calculation of an alternative earnings per share does not have a dilutive effect on basic earnings per share.

The basic and alternative earnings per share amounts have been calculated using the "Total changes in equity other than those resulting from transactions with owners as owners" figure in the Statement of Financial Performance.

	2003 Number	2002 Number
Weighted average number of shares used as the Denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	43,604,404	39,348,358
Weighted average number or ordinary shares and potential ordinary shares used as the denominator in calculating alternative earnings per share	52,441,272	47,785,711

The directors declare that the financial statements and notes set out on pages 12 to 16:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(b) give a true and fair view of the Company's financial position as at 31 December 2003 and of its performance, as represented by the results of its operations and cash flows, for the half year ended on that date.

In the directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and

(b) there are reasonable grounds to believe that Bionomics Limited will be able to pay its debts as and when they become due and payable. This declaration is made in accordance with a resolution of the directors.

Dated at Adelaide this 17th day of February 2004.

Director

Director

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

91 King William Street
ADELAIDE SA 5000
GPO Box 418
ADELAIDE SA 5001
DX 77 Adelaide
Australia
www.pwcglobal.com/au
Telephone +61 8 8218 7000
Facsimile +61 8 8218 7999

Independent Review Report to the Members of Bionomics Limited

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Bionomics Limited:

- does not give a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Bionomics Limited as at 31 December 2003 and of its performance for the half-year ended on that date, and
- is not presented in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This statement must be read in conjunction with the rest of our review report.

Scope and summary of our role

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Bionomics Limited (the company) for the half-year ended 31 December 2003.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with the Corporations Act 2001, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and its performance as represented by the results of its operations and cash flows.

PRICEWATERHOUSECOOPERS

Independent review report to the members of Bionomics Limited (continued)

We formed our statement on the basis of the review procedures performed, which included:

- inquiries of company personnel, and
- analytical procedures applied to financial data.

When this review report is included in a document containing information in addition to the financial report, our procedures include reading the other information to determine whether it contains any material inconsistencies with the financial report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

PricewaterhouseCoopers

PG Steel
Partner

Adelaide
17 February 2004

NTA Backing

	2003	2002
Net tangible asset backing per ordinary share	11.2 cents	19.0 cents

Bionomics Limited

SUPPL

25 February 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per: Jill Mashado
Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street, Thebarton, SA, Australia, 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
25 February 2004

BIONOMICS AND WALTER AND ELIZA HALL INSTITUTE DRUG DISCOVERY COLLABORATION

Bionomics Limited (ASX:BNO, US OTC:BMICY) announced today that it had signed a letter of intent with the Walter and Eliza Hall Institute (WEHI) to establish a drug discovery collaboration in the field of ion channels.

The drug discovery collaboration is focused on Bionomics' proprietary ion channel targets and animal models, which form the basis of Bionomics' R&D Start Grant-funded drug discovery program. The focus of the drug discovery collaboration will be to identify new lead molecules for the treatment of central nervous system (CNS) disorders including epilepsy and anxiety.

"We are pleased to be partnering with WEHI and look forward to working with WEHI's compound library and chemistry expertise in our ionX® platform to discover new drugs targeting our comprehensive ion channel gene discoveries," said Dr Deborah Rathjen, CEO and Managing Director for Bionomics.

"WEHI's chemistry capabilities are amongst the best in the world," stated Dr Mark Varney, Vice President Drug Discovery of Bionomics. "We are confident that WEHI's expertise will complement our capabilities and our innovative approach to drug discovery."

Dr Julian Clark, Head of Business Development for WEHI, stated "We are delighted to work with Bionomics. This drug discovery collaboration is an example of the opportunity to bring together the strengths of two Australian biotechnology enterprises to maximize the success of an innovative program."

"We are attracted to working with Bionomics because of their approach to leveraging their quality science in epilepsy gene discovery to establishing a platform for discovering new drugs for epilepsy and other CNS disorders, and the opportunities that WEHI's advanced drug screening expertise can bring to Bionomics' program," said Dr Ian Street, Leader of the Drug Screening Team at WEHI.

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The Company has an American Depository Receipts (ADRs) program sponsored by The Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in epilepsy, breast cancer and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development.

Bionomics leverages its gene discoveries in epilepsy with the Bionomics-developed ionX® discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders. Epilepsy affects over 7 million people in the seven major pharmaceutical markets, with around 2 million patients inadequately treated. The global market for epilepsy drugs is estimated to be valued at US$6 billion in 2003.

For more information about Bionomics, visit www.bionomics.com.au

About WEHI

The Walter and Eliza Hall Institute (or WEHI), founded in 1915, was Australia's first medical research institute. The main campus is located in Parkville and is complemented by a state-of-the-art Biotechnology Centre at Bundoora.

WEHI is one of the world's leading medical research centres, the principal focus being the blood cell and neural systems and diseases that affect them. WEHI's international reputation has been built upon major contributions to immunology, haematology, cancer, malaria and autoimmune diseases. Over many decades, advances and discoveries in these areas have led to significant benefits for patients throughout the world.

WEHI scientists are applying the groundbreaking discoveries of the human genome project, collaborating in many projects worldwide. WEHI is in the front line of the biotechnology revolution, using advances in genetics, bioinformatics and structural biology to help develop individualised therapies and more effective drugs. Today, WEHI hosts over six hundred scientists, post-doctoral fellows, technologists, post-graduate students and support staff working towards their mission of "*mastery of disease through discovery*."

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

DR JULIAN CLARK
HEAD BUSINESS DEVELOPMENT
WALTER & ELIZA HALL INSTITUTE
Ph: +61 3 9345 2555

Bionomics Limited

25 February 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per: Jill Mashado
Company Secretary

SEC MAIL PROCESSING
RECEIVED
MAR 08 2004
WASH. D.C. 155 SECTION

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme BIONOMICS LIMITED

ACN/ARSN 53 075 582 740

1. Details of substantial holder(1)

Name BOOM AUSTRALIA PTY LIMITED & DUNCAN MOUNT

ACN/ARSN (if applicable) 075 992 344

There was a change in the interests of the substantial holder on 24/2/04

The previous notice was given to the company on / /

The previous notice was dated / /

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
ORD.	2,995,000		3745000	

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
24.2.04	BOOM AUS.	PURCHASE	$240,000	750,000 ORD.	DUNCAN MOUNT

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
BOOM	BOOM AUS.	BOOM	SHAREHOLDER	3845000	3845000
MOUNT	D. MOUNT	MOUNT	"	2000000	2000000

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
BEEM AUSTRALIA	54 LANE COVE ROAD, INGLESIDE NSW 2101
DUNCAN MOUNT	〃

Signature

print name DUNCAN MOUNT capacity DIRECTOR

sign here [signature] date 25/2/04

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.